

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 12, 2016

Pietro Satriano
President and Chief Executive Officer
US Foods Holding Corp.
9399 W. Higgins Road, Suite 500
Rosemont, IL 60018

> **Re:** **US Foods Holding Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 9, 2016**
> **File No. 333-209442**

Dear Mr. Satriano:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Consolidated Results of Operations, page 57

13-Weeks Ended April 2, 2016 and March 28, 2015

Income Taxes, page 58

1. We note you reduced your deferred tax valuation allowance by $7 million for the interim period ended April 2, 2016. Please explain to us and revise your disclosure to clarify what you mean by your statement that "the valuation allowance decreased…as a result of a change in deferred tax assets not covered by future reversals of deferred tax liabilities."

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding our comment on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl

Mara Ransom
Assistant Director
Consumer Products